December 19, 2018

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On October 12, 2018, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Sierra Tactical Municipal Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on November 28, 2018, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Please note that certain share classes have been renamed since the Fund’s last post-effective amendment filing. Class E shares are now named Investor Class. Class NTF shares are now named Class N shares. Class N is now named Instl Class.

General

1.	Comment: Please revise the language on the cover page to read: “Approximate Date of Proposed Public Offering: As Soon As Practical, After Effectiveness of Registration Statement”

Response: The requested change will be made in the subsequent amendment filing.

2.	Comment: Please add the Fund’s ticker symbol to both the prospectus and SAI where appropriate.

Response: The requested change will be made in the subsequent amendment filing.

3.	Comment: Please review and revise the table of contents for the prospectus. Ensure that all headings and page numbers are appropriately depicted.

Response: The requested change will be made in the subsequent amendment filing.

Prospectus

.

Fee Table

4.	Comment: Please confirm if the Fund intends to sell the N, NTF, and E share classes as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: Class Instl (formerly named Class N) will be sold as “clean shares.” The appropriate disclosures pursuant to the Capital Group no-action letter have been provided as follows:

Investors transacting in Class Instl shares may be subject to brokerage commissions for purchases and redemptions of Class Instl shares. Shares of the Fund are available in other share classes that have different fees and expenses.

5.	Comment: Please confirm if the stated figure of 2.00% is accurate for the Class A Total Fund Operating Expenses.

Response: The fee table for all share classes has been revised as follows:

Shareholder Fees (fees paid directly from your investment)	Class A	Class INSTL	Class N	Investor Class	Class T
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None	2.50%
Maximum Deferred Sales Charge (Load) (as a % of the lower of purchase price or redemption proceeds)	1.00%	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None	None
Redemption Fee	None	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%	0.40%	0.00%	0.25%
Other Expenses(1)	0.85%	0.79%	0.85%	0.85%	0.85%
Acquired Fund Fees and Expenses(1)(2)	0.55%	0.55%	0.55%	0.55%	0.55%
Total Annual Fund Operating Expenses	2.40%	2.09%	2.55%	2.15%	2.40%
Fee Waiver and Reimbursement(3)	(0.62)%	(0.62)%	(0.62)%	(0.62)%	(0.62)%
Total Annual Fund Operating Expenses after Fee Waiver and Reimbursement	1.78%	1.47%	1.93%	1.53%	1.78%

Principal Investment Strategies

6.	Comment: Please revise the Fund’s 80% policy to remove the language “in funds that primarily invest…”. Given the Fund’s name, it would have to invest directly in municipal bonds or other municipal debt instruments to comply with Rule 35d-1. Alternatively, the 80% policy can remain

.

as drafted if the Registrant can demonstrate to the Staff that the underlying funds, in which the Fund will invest, will be 100% invested in municipal bonds or other municipal debt instruments.

Response: The Adviser has confirmed to the Registrant that the Fund will solely be invested in open end funds and ETFs that are fully invested in municipal securities including such funds that are tax free money market funds. An example of a municipal fund that the Fund would invest in is the Nuveen High Yield Municipal Fund.

7.	Comment: Please disclosure a percentage, or at least some measure, of how much the Fund will be invested in junk bonds as opposed to investment grade bonds.

Response: The following disclosure has been added:

From time to time and depending on market conditions, the Fund may be fully invested in Underlying Municipal Bond Funds that primarily invest or are fully invested in high-yield (or junk) municipal bonds.

8.	Comment: Rather than stating that the Fund will invest in municipal bonds, please specifically disclose the types of municipal bonds (i.e., revenue, etc.) that the Fund will invest in and add any necessary risk disclosure associated with those specific bond types.

Response: The Fund expects to invest in Underlying Municipal Bond Funds that invest in all types of municipal bonds. The following disclosure has been added:

Municipal general obligation debt issuers may not be able to levy or collect enough taxes as necessary to make full and timely payments to investors. Municipal revenue obligation debt issuers may experience shortfalls in revenues, such as sales taxes, fuel taxes, or hotel occupancy taxes, generated by the particular project being financed. The Fund may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in Underlying Municipal Bond Funds that invest in the bonds of similar projects (such as those relating to education, health care, housing, transportation, and utilities), industrial development bonds, or in bonds from issuers in a single state.

9.	Comment: Please revise the sentence that begins, “As part of its integrated…” into two or more sentences for the sake of plain English.

Response: The disclosure has been revised as follows:

The Adviser does not employ a passive “buy and hold” strategy. As part of its integrated risk-management disciplines, the Adviser monitors each Underlying Municipal Bond Fund daily and applies a trailing-stop discipline (which generates the Sell signals) to each Underlying Municipal Bond Fund in the Fund’s portfolio. This sell discipline is a proprietary approach that two of the Fund’s portfolio managers (Dr. Sleeper and Mr. Wright) have used within their companies’

.

separately managed accounts since 1987, in seeking to limit the impact on the Fund’s overall portfolio of any sustained decline in the municipal bond markets.

10.	Comment: Please reconcile the disclosure, “The Adviser does not consider its approach to be a “trading” style in terms of frequency,” with incongruent disclosure found elsewhere in the prospectus, such as reference to the Fund’s portfolio turnover rate.

Response: The disclosure in question has been revised as follows:

The Adviser does not expect to average more than two Sell signals alternated with two Buy signals per year.

11.	Comment: In reference to the disclosure, “…and does not expect to average more than two sell signals per year in each Asset Class”, please either define or explain what asset classes are being referred to.

Response: Please see response to Comment 10.

Principal Investment Risks

12.	Comment: Within “Portfolio Turnover Risk”, there is reference to the Fund investing in “ETFs and closed-end investment companies”. Please add these to the Fund’s Principal Investment Strategies in both the Item 4 and Item 9 disclosure.

Response: The Registrant notes that ETFs are discussed in both Items 4 and 9. References to closed-end funds have been deleted.

13.	Comment: Please address the specific risks associated with investing in each of open-end funds, ETFs, and closed-end funds within the “Underlying Fund Costs and Risks” disclosure.

Response: The Fund will not invest in closed-end funds as a principal investment strategy. The following disclosure has been added with respect to ETFs:

ETF Risk. Shares of ETFs may trade at a discount or a premium in market price if there is a limited market in such shares and are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund. The index-tracking ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.

Purchase and Sale of Fund Shares

14.	Comment: Please disclosure the minimum subsequent investment for each share class and delete or revise the reference to “Class X”.

.

Response: The disclosure has been revised as follows:

For all Classes, the minimum initial investment is $10,000 and the minimum subsequent investment is $1,000. You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open. Redemption requests may be made in writing, by telephone, or through a financial intermediary and will be paid by ACH, check or wire transfer.

Temporary Investments

15.	Comment: With regard to the disclosure, “…in mutual funds that invest in high-quality short-term debt securities and money-market instruments”, please explain why the Fund does not invest directly in these asset types.

Response: For ease, daily liquidity and efficiency in managing the Fund’s portfolio, the Adviser believes that investing in such mutual funds, instead of directly in such securities, is appropriate.

Investment Adviser

16.	Comment: Please clarify which entities will service as the adviser and/or sub-adviser to the Fund. If “Ocean Park” is not intended to provide advisory services to the Fund, it’s unclear why the entity is being reference in this section. Please either explain or remove the reference if appropriate.

Response: The Registrant notes the following existing disclosure:

Wright Fund Management, LLC, located at 3420 Ocean Park Boulevard, Suite 3060, Santa Monica, California 90405, serves as investment adviser to the Fund and is referred to in this Prospectus as the “Adviser.”

Given that disclosure, the Registrant does not believe that the mention of the Adviser’s affiliate for the purposes of disclosing the AUMs of the combined entities is misleading in any way or could suggest that Ocean Park is the Fund’s adviser.

17.	Comment: Please disclosure the periods covered by the Fund’s “first annual or semi-annual shareholder reports.”

Response: The following disclosure has been added:

A discussion regarding the basis for the Board of Trustees’ approval of the advisory agreement will be available in the Fund’s first semi-annual shareholder report for the period ending March 31, 2019.

How to Purchase Shares

.

18.	Comment: Please remove all references to “Class X” and include the appropriate disclosure for Class E.

Response: The requested revisions have been made. Please see attached redlined prospectuses for specific instances.

19.	Comment: Please add the appropriate disclosure regarding the impact of 12b-1 fees over time for Class A, Class NTF, and Class T within this section where appropriate.

Response: The following disclosure has been added as appropriate:

Because the 12b-1 fee is paid out of the Fund’s assets on an ongoing basis, over time the fee may increase the costs of your investment and may cost you more than paying other types of service charges.

20.	Comment: With regard to the disclosure, “Any accounts established on behalf of registered investment advisors or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the distributor” - please describe these agreements with specificity per IM Guidance Update 2016-06. If there are no such agreements, please simply state that.

Response: The following has been added:

Currently, there are currently no such agreements in place for the Fund.

Class N

21.	Comment: Please include the following disclosure found in the Class NTF section within the Class N sections as well: “This means that 100% of your initial investment is placed into shares of the Fund. Class NTF shares pay up to 0.40% on an annualized basis of the average daily net assets as 12b-1 fees.”

Response: The requested change has been made.

Class NTF

22.	Comment: Please include the minimum subsequent investment for this share class.

Response: The requested change has been made.

Class T

23.	Comment: Please reconcile the sales charge amount of 2.75% with the amount listed for Class T in the Fee Table.

.

Response: References to the sales charge for Class T has been reconciled throughout the prospectus to provide for a sales charge of 2.50%.

Minimum and Additional Investment Amounts

24.	Comment: Please revise so that all share classes are disclosed in this section and also disclose the minimum subsequent investment amount for each share class.

Response: The requested revisions have been made. Please see attached redlined prospectus.

Redemptions in Kind

25.	Comment: Please explain whether these redemptions would be a pro rata slice of assets, individual securities, or a representative basket of securities.

Response: The following disclosure has been added:

To the extent feasible and if in the best interests of all Fund shareholders, redemptions in kind will be paid with a pro rata allocation of the Fund’s portfolio securities.

Exchanging Shares

26.	Comment: Please revise so that all share classes are disclosed in this section

Response: The section in question has been deleted.

Frequent Purchase and Redemption of Fund Shares

27.	Comment: With regard to the disclosure, “The Fund reserves the right to reject or restrict purchase requests for any reason” – please specifically identify the actions that would be taken by the Fund and whether they would be imposed uniformly with regard to market timing activity, (i.e., please lay out the specific steps; for example, what happens the first time market timing is detected; what happens the second time, etc.)

Response: The Registrant respectfully declines to amend the existing disclosure.

Statement of Additional Information

Types of Investments

28.	Comment: With regard to the disclosure, “…unless: (i) the underlying investment company and/or the Funds have received an order for exemptive relief from such limitations from the SEC”, please disclose if any exemptive relief has been sought or granted with respect to the Fund.

.

If relief has been granted, please adjust the Fund’s Principal Investment Strategies and Principal Investment Risks pursuant to any exemptive relief given.

Response: The Fund has not been granted nor has requested exemptive relief with respect to its investment in underlying investment companies.

Investment Restrictions

29.	Comment: When referring to the Investment Company Act of 1940, as amended, in this section, please provide additional disclosure that details the specific limitations that are being referred to in the Act.

Response: The following disclosure has been added:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 2 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Policies and Procedures for Disclosure of Portfolio Holdings

30.	Comment: For all third parties that may receive non-public information concerning the Trust and/or Fund, please disclose whether such parties are subject to a duty of confidentiality as well as a duty not to trade on any non-public information. Please also confirm the identities of all persons/entities with an ongoing arrangement to receive non-public information have been provided and also as applicable, please provide all disclosure required by Item 16(f)(1)(ii) and (iii).

.

Response: The disclosure has been revised as follows (italics added for emphasis):

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and to not trade on any material non-public information.

Independent Trustee and Officers Table

31.	Comment: In footnote ** to the table, please consider defining the term “Funds” and making the phrase “Fund Complex” consistent with how it is used later in the Trustee compensation table.

Response: The disclosure has been revised as follows:

As of August 31, 2018, the Trust was comprised of 80 active portfolios managed by unaffiliated investment advisers. The term “Fund Complex” applies only to the Funds advised by the Fund’s adviser. The Funds do not hold themselves out as related to any other series within the Trust for investment purposes.

Control Persons and Principal Holders

32.	Comment: Please define control persons and principal shareholders and describe their impact on all shareholders.

Response: The following disclosure has been added:

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to “control” a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Portfolio Managers - Compensation

33.	Comment: Please add Theresa Spath to this section.

Response: The requested change has been made.

Purchase, Redemption and Pricing of Shares

34.	Comment: With regard to the paragraphs within this section that respectively start, “Certain securities or investments for which daily market quotes are not readily available may be valued” and “Under certain circumstances” and “When market quotations are insufficient or not readily available” and "Fair Value Committee and Valuation Process” – please revise and combine the substance of this disclosure to better state to shareholders what the fair value process is for the Fund.

.

Response: The Registrant declines to revise existing disclosure.

Part C

35.	Comment: Please confirm that all applicable exhibits and disclosure will be updated or revised as necessary.

Response: The Registrant so confirms.

36.	Comment: Please provide a legal opinion with respect to the Fund.

Response: A legal opinion will be filed as exhibit to the Fund’s next post-effective amendment filing.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser